Exhibit 99.2
On December 15, 2006, IsoTis, Inc., a Delaware corporation, commenced a public offer to acquire all of the issued and outstanding registered common shares of IsoTis SA, a Swiss corporation, by offering one (1) share of IsoTis, Inc. common stock for every ten (10) issued and outstanding registered shares of IsoTis SA tendered in the exchange offer. By the end of the offer period on January 19, 2007 (16:00 hours CET), 53,178,669 IsoTis SA shares corresponding to 74.96% of all IsoTis SA shares issued and to 67.37% of all IsoTis SA shares to which the exchange offer pertains (i.e. including IsoTis SA shares that may be issued under the conditional capital) have been tendered to IsoTis Inc. IsoTis Inc. has not acquired any IsoTis SA shares outside the exchange offer. By the end of the offer period, all conditions of the exchange offer had been fulfilled. IsoTis Inc. declares the exchange offer successful. Shareholders can still accept the exchange offer on equal terms and conditions during the additional acceptance period of 10 trading days. An official announcement of the results and the additional acceptance period has been prepared in accordance with Swiss law and is available free of charge by contacting IsoTis Inc. (2 Goodyear, Suite B, Irvine, California 92618, Toll-free: (800) 565-4535) or viewing the IsoTis website at http://investors.isotis.com.
The exchange offer is being made for the shares of IsoTis SA, a Swiss corporation, that are listed on SWX Swiss Exchange, Euronext Amsterdam N.V. and the Toronto Stock Exchange. The exchange offer is subject to the disclosure requirements of Switzerland, the Netherlands and Canada, which requirements are different from those of the United States. U.S. shareholders should be aware that, to the extent permissible, IsoTis, Inc. may purchase shares of IsoTis SA otherwise than under the exchange offer, such as in open market or privately negotiated purchases.